 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 001-14611

----------------------------------------------------

(Translation of registrant's name into English)

Floor Six   65 Front Street   Hamilton Parish   Islands of Bermuda   HM12

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATOR CAPITAL LIMITED By: Deborah Fortescue-Merrin Deborah Fortescue-Merrin, President
Date: May 15, 2011

EXHIBIT INDEX

1.

Interim Financial Statements for the Three Months ended March 31, 2011

2.

Management Discussion and Analysis for the Three Months ended March 31, 2011

3.

Certification of Interim Filings during Transition Period ended March 31, 2011

CREATOR CAPITAL LIMITED

FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2011

U.S. Dollars

UNAUDITED

NOTICE TO READER

These are the Unaudited Consolidated Financial Statements for this First Financial Quarter ending March 31, 2011, for the First Financial Quarter ended March 31, 2010 with the consolidated statements of operations, deficit and cash flows for those periods, and with comparatives to the year-end Audited Consolidated Financial Statements for December 31, 2010.

These Unaudited Consolidated Financial Statements should be read in conjunction with the year-end Audited Consolidated Financial Statements for December 31, 2010.

They have been prepared by Company management in accordance with the Canadian generally accepted accounting principals, consistent with previous quarters and years, and the Canadian Institute of Chartered Accountants and the Canadian Securities Administrators Policies.

The Company’s Auditors have not reviewed these financial statements.

Hamilton, Bermuda

May 15, 2011

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

For the Three Months Ended March 31, 2011

(with comparative figures to the Three Months Ended March 31, 2010 and to the Year Ended December 31, 2010)

(UNAUDITED)

ASSETS
March 31 2010		March 31, 2011	December 31 2010
Current Assets
Cash and cash equivalents	$ 4,516	$ 4,532	$ 9,786
Accounts receivable	7,200	1,750	1,750
Prepaid expenses	6,171	9,317	1,343
Total current assets	17,887	15,599	12,879

Total Assets	$ 17,887	$ 15,599	$ 12,879
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	364,579	439,171	405,048
Notes Payable	103,212	154,759	154,592
Notes Payable – Related Parties	35,935	35,935	35,935
Accrued dividends	3,600,286	4,197,395	4,055,731
Preferred shares – Note 5	2,237,443	2,237,443	2,237,443
Total current liabilities	6,341,455	7,064,703	6,888,749
Total Liabilities	$ 6,341,455	$ 7,064,703	$ 6,888,749
SHAREHOLDERS' EQUITY
Authorized: 100,000,000 shares Issued: 87,467,288 (Mar.2008:87,467,288) Additional paid-in-capital Accumulated deficit	874,673 63,683,159 (70,881,400)	874,673 63,683,159 (71,606,936)	874,673 63,683,159 (71,433,702)
Total Shareholder Equity	(6,323,568)	(7,049,104)	(6,875,870)
Total Liabilities and Shareholders' Equity	$ 17,887	$ 15,599	$ 12,879
APPROVED ON BEHALF OF THE BOARD: /s/ Deborah Fortescue-Merrin Deborah Fortescue-Merrin	/s/ Anthony P Clements Anthony P Clements

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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Creator Capital Limited March 31, 2011 Interim Financials

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months Ended March 31, 2011

(with comparative figures to the Three Months Ended March 31, 2010 and to the Year Ended December 31, 2010)

(UNAUDITED)

	Three Months Ended March 31,		December, 31
	2010	2011	2010

Revenue	$ 13,000	$ 1,750	$ 32,550
Operating Expenses
Consulting and contract services General and administrative Professional Fees Marketing Loss from operations	10,500 13,457 6,500 164 30,621 $ (17,621)	10,500 16,595 6,051 174 33,320 $ (31,570)	42,000 80,394 23,966 668 147,028 $(114,478)
Other: Expense recoveries Interest income Net Income (loss)	0 0 0 $(17,621)	0 0 0 $(31,570)	0 0 0 $(114,478)

BASIC AND DILUTED LOSS PER SHARE Numerator for basic and diluted loss per share:
Net Income (loss) Preferred stock dividends Gain (loss) to common shareholders	( 17,621 (49,653) 67,274)	(31,570) (141,664) (173,234)	(114,478) (505,098) (619,576)

Denominator for basic and diluted loss per share: Weighted average shares outstanding	87,467,288	87,467,288	87,467,288

Net loss per share	$ (0.0008)	$ (0.002)	$ (0.007)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the Three Months Ended March 31, 2011

(with comparative figures to the Three Months Ended March 31, 2010 and to the Year Ended December 31, 2010)

(UNAUDITED)

	Three Months Ended March 31, 2010	Three Months Ended March, 31, 2011	Year Ended December 31 2010
CASH PROVIDED (USED) BY: OPERATING ACTIVITIES

    Activity for the period:

   Changes in non-cash working capital balances:

       Foreign Currency Translation loss on debt

       Accounts receivable

       Prepaid expenses

       Accounts payable and accrued expenses

       Accrued dividends payable

       Net cash provided by (used in) operating activities

	$(67,640) 4,400 (5,805) 15,950 49,653 (3,442)	$(173,234) 167 0 (7,974) 34,123 141,664 (5,424)	(619,576) 9,850 (2,433) 49,793 538,729 (52,271)
INVESTING ACTIVITIES
Dividends paid Purchases of Furniture, Fixtures &Equipment Dividends Paid Net cash provided by (used in) investing activities	0 0 0 0	0 0 0 0	0 0 0 0
FINANCING ACTIVITIES
Common Stock issuance Paid in Capital Notes Payable Preferred stock dividends Net cash provided by (used in) financing activities	0 0 0 0 0	0 0 0 0 0	0 0 54,098 0 54,098
Net increase (decrease) in cash Cash, beginning of period Cash, end of period	(3,442) 7,958 $ 4,516	(5,254) 9,786 $ 4,532	(1,827) 9,785 $ 7,958

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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Creator Capital Limited March 31, 2011 Interim Financials

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CREATOR CAPITAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF ACCUMULATED DEFICIT

For the Three Months Ended March 31, 2011

(with comparative figures to the Three Months Ended March 31, 2010 and to the Year Ended December 31, 2010)

(UNAUDITED)

	March 31, 2010	March 31, 2011	December 31, 2010
Balance, Beginning of Period Current Period’s Activities Net Income (Loss)	$ (70,814,126) (67,274)	$ (71,433,702) (173,234)	$ (70,814,126 (619,576)
Balance, End of Period	$ (70,881,400)	$ (71,606 936)	$ (71,433,702)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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CREATOR CAPITAL LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Three Months Ended March 31, 2011

(Stated in US Dollars)

Note 1

Nature and Continuance of Operations

Creator Capital Limited (the “Company”), a Bermuda exempted company, changed its name from Sky Games International Ltd. to Interactive Entertainment Limited in June 1997.  On September 27, 2000 the name changed to Creator Capital Limited.  At the 2010 Annual General Meeting the Shareholders approved to change the name of the Company to Fireflies Environmental Limited.  Upon FINRA approving the Company’s filing, the name change will be effected.

The Company is publicly quoted on the NASD Over the Counter Bulletin Board in the United States of America.

The Company is engaged in providing in-flight gaming and entertainment software and services by developing, implementing and operating or licensing computerized video gaming and other entertainment software on, but not limited to the aircraft of international commercial air carriers.  Gaming software is marketed using the name Sky Games® and the entertainment software is marketed using the name Sky Play®.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At March 31, 2011, the Company had not yet achieved profitable operations, having accumulated losses of $71,606,936 since its inception.  It has a working capital deficiency of $7,049,104 and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances.  However, there is no assurance of additional funding being available.

Note 2

Summary of Significant Accounting Policies

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and are stated in US dollars.  Differences with respect to accounting principles generally accepted in the United States of America are described in Note 13.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

The consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

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Note 2

Summary of Significant Accounting Policies – (cont’d)

a)

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Creator Capital (Nevada) Inc., (formerly Sky Games International Corp.) (a Nevada corporation); and

Creator Island Equities Inc. (a British Columbia corporation).

The subsidiary companies are inactive.  All material inter-company accounts and transactions have been eliminated on consolidation.

b)

Equipment

Equipment is recorded at cost.  Equipment is depreciated over its estimated useful life using the following methods:

Computer equipment

3 years straight-line

Furniture

5 years straight-line

Website

8 years straight-line

Additions are depreciated at one-half rate during the year of acquisition.

c)

Website Development Costs

Website development costs relate to costs incurred to develop a website and meet the criteria for deferral.  The costs are being amortized over the estimated life of the website are subject to an annual impairment assessment.

d)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, accrued dividends payable and notes payable approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or currency risk arising from these financial instruments.  For accounts receivable, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

e)

Basic and Diluted Loss Per Share

Basic loss per share (“LPS”) is calculated by dividing loss applicable to common shareholders by the weighted average number of common shares outstanding for the year.  Diluted LPS reflects the potential dilution that could occur if potentially dilutive securities are exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

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Note 2

Summary of Significant Accounting Policies – (cont’d)

f)

Revenue Recognition

The Company recognizes revenues when the following criteria are met: persuasive evidence of an agreement exists, shipment has occurred, the price to the buyer is fixed and determinable, and collection is reasonably assured.

Revenue for Sky Play is recognized each month upon invoicing.

g)

Foreign Currency Translation

The Company’s functional currency is the United States dollar.  Monetary assets and liabilities are translated into the functional currency at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses are included in the determination of net loss for the year.

h)

Impairment of Long-lived Assets

Long-lived assets and intangibles held and used by the Company are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If changes in circumstances indicate that the carrying amount of an asset that an entity expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition must be estimated.  If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized.

i)

Stock-based Compensation

CCL records a compensation cost attributable to all stock options granted at fair value at the grant date,.  The Black-Scholes valuation model is used and the cost is expensed over their vesting period, with a corresponding increase to the equity account, Additional Paid-in Capital.  Upon exercise of the share purchase options, the consideration paid by the option holder, together with the amount previously recognized in the Additional Paid-in Capital, is recorded as an increase to Share capital.

The Black Scholes option valuation model requires the input of highly subjective assumptions, including price volatility, if any.  Changes in these assumptions can materially affect the fair value estimate.

j)

Change in Accounting Policy

On January 1, 2007, CCL adopted the CICA Handbook Sections:

#1530 – Comprehensive Income

#3251 – Equity

#3855 – Financial Instruments – Recognition and Measurement

#3861 – Financial Instruments – Disclosure and Presentation

#3865 – Hedges.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events form non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

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Section 3855 prescribes when a financial asset, liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under difference circumstances.  Financial instruments must be classified into one of these five categories:

-

Held for trading

-

Held to maturity

-

Loans and receivables

-

Available for sale financial assets

-

Other financial liabilities

All financial instruments, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, held to maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows:

- Held for trading financial assets are measured at fair value, and changes in fair value are recognized in net earnings;

- available for sale financial instruments are measured at fair value, with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, CCL designated its accounts receivable as loans and receivable, and accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenue and expenses form derivative financial instruments in the same period as for those related to the hedged item.

The adoption of these Handbook Sections had no impact on opening deficit.

k)

On June 1, 2007 the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166”).  This EIC address the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classification as other than held for tranding.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held for trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective December 31, 2007, and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

l)

Accounting Changes

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively, unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The adoption of Section 1506 did not have a material impact on the 2007 financial statements.

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m)

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards:

-

Section 1535, Capital Disclosures

-

Section 3862, Financial Instruments – Disclosures

-

Section 3863, Financial Instruments – Presentation

These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on December 1, 2007.

Section 1535 specifies the disclosure of:

i)

an entity’s objectives, policies and processes for managing capital

ii)

quantitative data about what the entity regards as capital

iii)

whether the entity has complied with any capital requirements; and

iv)

if it has not complied, the consequences of such non-compliance

The new Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

n) Financial Statement Concepts

Effective January 1, 2009 the Company adopted the amendments to the guidelines of CICA Handbook Section 1000. It has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle.  The revised requirements are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company adopted the new standards for the fiscal year beginning January 1, 2009.

o)

Goodwill and Intangible Assets

The Canadian Accounting Standards Board (“AcSB”) issued CICA Handbook Section 3064 which replaces Section 3062, “Goodwill and Other Intangible Assets”, and also replaces Section 3450, “Research and Development Costs”.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  The Standards in Section 3062 remain unchanged.  The Section 3064 applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company adopted the new standards for the fiscal year beginning January 1, 2009

The Company is currently assessing the impact of these new accounting standards on its financial statements.

p)

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for all reporting Companies, including this Company.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February, 2008, the AcSB announced that the year 2011 is the changeover year for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 20011.  The transition date of January 1, 2011 required the restatement of comparative purposes of amounts reported by the Company for the year ended December 31, 2011.

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Note 3

Equipment

During the year ended December 31, 2008 the values of all capital assets were impaired, writing their values down to $nil.  As these assets were fully amortized, the write down had no impact on the consolidated statement of operations.

March 31, 2011
Accumulated
	Cost	Amortization	Net

Computer equipment	$ nil	$ nil	$ nil
Furniture and fixtures	nil	nil	nil
Website	nil	nil	nil

	$ nil	$ nil	$ nil

March 31, 2010
Accumulated
	Cost	Amortization	Net

Computer equipment	$ nil	$ nil	$ nil
Furniture and fixtures	nil	nil	nil
Website	nil	nil	nil

	$ nil	$ nil	$ -

March 31, 2009
Accumulated
	Cost	Amortization	Net

Computer equipment	$ nil	$ nil	$ -
Furniture and fixtures	nil	nil	-
Website	nil	nil	-

	$ nil	$ nil	$ -

Note 4

Notes Payable

	March 31, 2011	December 31, 2010
Unsecured, bearing interest at the 1-year Treasury yield rate	$ 42,213	$ 43,322
Unsecured interest bearing at 10% per annum Unsecured interest bearing at 10% per annum, related party,	51,546 35,935	50,270 35,935
Unsecured, non-interest bearing	20,000	20,000
Unsecured, non-interest bearing	41,000	41,000

	$ 190,694	$ 190,527

These notes are past due and, consequently, are classified as current liabilities.

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Note 5

Capital Stock

The Class A preference shares are non-voting and are convertible at any time into common shares at the option of the holder. Dividends on the Class A preference shares are cumulative and payable quarterly at an annual dividend rate of 9%.  The Company, at its option, may redeem the Class A preference shares, in whole or in part, at any time and from time to time, at a redemption price of $1,000 per share plus any accrued and unpaid dividends thereon.  The Company is not required to redeem the Class A preference shares.

In 1997, the Company exchanged a promissory note in the amount of $2,737,000 for 2,737 Class A preference shares at $1,000 per share.  In 1998, the Company redeemed 500 of the Class A preference shares at their redemption price of $1,000 per share.  As of December 31, 2011 and 2010, 2,237 Class A Preference Stock remained outstanding.

Dividends on the Class A preference shares for the years ended December 31, 2010, 2009 and 2008 were $538,729, $463,837, and $425,131, respectively.  For the First Fiscal Three Month Quarter ended March 31, 2011 the accrued Dividends recorded was $141,664.  For the Fourth Fiscal Three Month Quarter ended December 31, 2010 the accrued Dividends recorded was $148,320   They remain unpaid and are in arrears.

During the year ended December 31, 2007, CCL restated the presentation of the Class A Preferred shares In accordance with CICA 3861.  CICA 3861 covers “Financial Instrument – Disclosure and Presentation”.  It dictates the reclassification from Equity to Current Liability of the Class A Preferred Shares, and their paid in capital totaling $2,237,421.  On the Balance sheet this has been added to the Current Liability of Accrued dividends.  The Preferred shares have the contractual obligation to either delivered a fixed amount or settle the obligation be delivering its out equity instrument.  This they meet the definition of a financial liability.  This is where the Canadian Generally Accepted Accounting Principals differ from those of the United States of America.

In 1997, the Company issued Series A and Series B Class B convertible preference shares which are convertible into common shares of the Company.  Dividends are cumulative and may be paid, at the option of the Company and with prior notice, in additional common shares at an annual dividend rate of 8%.  As of December 31, 2002, all Series A and Series B Class B convertible preference shares as well as cumulative dividends related thereto have been converted into common shares.

On April 30, 1997, the Company entered into a Consulting Agreement, whereby the Company issued 586,077 common shares as consideration for consulting services.  During March 2001, the consulting entity informed the Company that consulting services were not provided and offered to annul the Consulting Agreement and return the shares to the Company for cancellation.  The Company accepted this offer and the common shares are to be returned to Treasury.  As of March 31st, 2007, these shares have yet to be returned.

At December 31, 2006, Nil (2005: 3,525,000) common shares were held in escrow by the Company’s transfer agent.  The escrow agreement relating to these shares expired in a prior year.  On February 13, 2006, these shares were returned to Treasury.

By agreements dated March 7, 2006, the Company issued 484,000 common shares at $0.25 to settle accounts payable of $121,000 ($100,769 included in accounts payable at December 31, 2005) and 299,328 common shares at $0.25 to settle dividends payable outstanding at December 31, 2005, of $74,833.

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Note 6

Stock Options

On April 6, 2007, the Company granted 6,950,000 stock options to directors, officers, and consultants at a price of $0.25 per share expiring on April 6, 2012.

The following table summarizes the continuity of the Company’s stock options:

	Number of options	Weighted average exercise price $

Outstanding, December 31, 2006	440,000	0.59

Granted	6,950,000	0.25
Expired	(10,000)	3.69

Outstanding, December 31, 2007	7,380,000	0.27

Expired	(10,000)	3.69

Outstanding, December 31, 2008	7,370,000	0.26

Expired	(420,000)	0.46

Outstanding, December 31, 2009	6,950,000	0.25
Expired	0	0.00
Outstanding, December 31, 2010	6,950,000	0.25

Additional information regarding stock options outstanding as at December 31, 2009 is as follows:

	Outstanding and exercisable
Range of exercise prices $	Number of shares	Weighted average remaining contractual life (years)	Weighted average exercise price $

0.25	6,950,000	2.26	0.25

During the year ended December 31, 2007, the Company recorded stock-based compensation of $320,395, of which $242,025 was recorded as consulting fees and $78,370 recorded as general and administrative expenses.

The fair value of the stock options granted during the year ended December 31, 2007 was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

2007

Risk-free interest rate	3.43%
Expected life (in years)	5
Expected volatility	184%

Note 7

Contingency

On November 27, 2006, the Company was named as a defendant in a lawsuit whereby the plaintiffs were claiming damages against the Company with respect to investments totaling $339,488 that the plaintiffs had invested in a California company affiliated with ETV that had no contractual relationship with the Company. The plaintiffs were seeking compensatory damages of $1,018,464 as well as related attorney’s fees.  The Company filed a motion to dismiss for lack of personal jurisdiction during 2006.

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On August 9, 2007, the court denied the Company’s motion to dismiss for the reason that the Company’s contacts with the State of Texas were sufficient for the court to assert specific personal jurisdiction over them.

On March 9, 2009, the case was called to trial before a jury.  The jury heard the evidence and returned a verdict in favor of Creator Capital Ltd.  The Plaintiffs were entitled to receive nothing from Creator Capital and the court has accepted the verdict of the jury.  On April 16, 2009 the Court Issued the Judgment confirming to the verdict of the jury.  After the judgment was signed, the Plaintiffs had the opportunity to appeal.  The appeal period has expired.

Note 8

Income Taxes

As a Bermuda exempted company, the Company is exempt from income tax filing requirements in Bermuda.  Prior to 1999, the Company operated in the U.S. as a branch of a foreign corporation.  Currently, the Company is represented in Canada by a Director who provides Corporate Services.

The tax effect (computed by applying the Canadian federal and provincial statutory rate) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2010 $	2009 $	2008 $

Canadian statutory income tax rate	28.50%	30.00%	31.00%

Income tax recovery at statutory rate	177,000	155,000	181,000

Tax effect of:
Permanent differences and other	–	–	–
Foreign income tax other than Canadian statutory rate	(157,000)	(141,000)	(162,000)
Change in enacted tax rates	–	–	(2,000)
Change in valuation allowance	(20,000)	(14,000)	(17,000)

Income tax provision	–	–	–

The significant components of future income tax assets and liabilities are as follows:

	2010 $	2009 $

Future income tax assets

Non-capital losses carried forward	116,000	96,000
Valuation allowance	(166,000)	(96,000)

Net future income tax asset	–	–

The Company has estimated accumulated non-capital losses of $371,000 which may be carried forward to reduce taxable income in future years. As at December 31, 2010, the Company is in arrears on filing its statutory corporate income tax returns and the amounts presented above are based on estimates. The actual losses available could differ from these estimates.

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Note 9

Related Party Transactions

A company controlled by management of the Company provides consulting services to the Company.  During the three months year-to-date period ended March 31, 2011, the Company incurred $10,500 ($10,500 for same period in 2010) in consulting fees and $451 ($451 for the same period in 2010) in expense reimbursements.  During the three months Final Fiscal Quarter period ended December 31, 2010, the Company incurred $10,500 ($10,500 for same period in 2010) in consulting fees and $507 ($786 for same period in) in expense reimbursements.  Included in the Account Payable accounts is $128,831 representing outstanding fees and reimbursements.

A company controlled by management of the Company formerly provided consulting services and incurred expense reimbursements.  Included in the Accounts Payable account is $71,914 representing outstanding fees and reimbursements.

A company controlled by management of the Company provides accounting and administrative services to the Company.  During the three months First Fiscal Quarter period ended March 31, 2011 the Company incurred $6,000 ($same period in 2010) for such accounting and administrative services, and $2,167 ($2,036 for the same period in 2010) in expense reimbursements.  During the three months Final Fiscal Quarter period ended December 31, 2010, the Company incurred $6,000 ($6,000 for same period in 2010) for such accounting and administrative services, and $2,141 ($1,778 for same period in 2010) in expense reimbursements.  Included in the Account Payable accounts is $121,475 representing outstanding fees and reimbursements.

Note 10

Economic Dependence

During the three months year-to-date period ended March 31, 2011, one customer accounted for 100.0%, of total sales.  For the three months year-to-date period ended March 31, 2010, two customers accounted for 86.5% and 13.5%, respectively, of total sales.

During the three months Final Fiscal Quarter period ended December 31, 2010, one customer accounted for 77.6% and 22.4%, respectively, of total sales.  During the three months Final Fiscal Quarter period ended December 31, 2009, two customers accounted for 77.6% and 22.4%, respectively, of total sales.

Note 12

Segmented Information

For the three months year-to-date period ended March 31, 2011 and for the three month Final Fiscal Quarter period ended December 31, 2010 the details of identifiable revenues by geographic segments are as follows:

	March 31, 2011	December 31, 2010

Asia	$ 0	$ 0
Middle East	1,750	3,500

Total Revenues per Quarter Period	$ 1,750	$ 3,500

Note 13

Differences Between International Financial Reporting Standards and the United States of America

The financial statements have been prepared in accordance with the International Financial Reporting Standards (”IFRS”), which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States of America (“US GAAP”).

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Derivative Liabilities

Preferred Shares

Under IFRS, the Company’s Class A preferred shares and accrued dividends payable thereon are classified as a financial liability because the Company has the contractual obligation to either deliver a fixed amount or settle the obligation by delivering its own equity instrument. Under U.S. GAAP, effective June 30, 2001, the Company was required to bifurcate the conversion feature of the preferred shares as a derivative liability pursuant to the provisions of ASC Topic 815, “Derivatives and Hedging”. In accordance with these provisions, the Company calculated the fair value of the derivative liability as at June 30, 2001, the effective date of ASC 815, and re-measured its fair value at each subsequent financial statement date with the changes in fair value recorded in the Company’s statement of operations. The discount resulting from bifurcating the derivative liability from the preferred shares was fully accreted by a charge to shareholders’ equity on the initial date of the measurement of the derivative liability. Under U.S. GAAP, for financial statement presentation purposes, the balance of the preferred shares is reflected on the balance as temporary equity because the ability to issue common shares in the event of a preferred share conversion is not within the control the Company. Since the Company has no retained earnings, the dividends would be a charge to additional paid-in capital and not accumulated deficit under U.S. GAAP. The dividend is included in the calculation of earnings (loss) per share.

Stock Options

Under IFRS, the Company records the fair value of its stock option grants as stock-based compensation along with a corresponding increase to additional paid-in capital. Under U.S. GAAP, pursuant to the provisions of ASC 815, the Company is required to classify its outstanding stock options as liabilities; representing the fair value of the obligation should the Company be required to settle the exercise of options in cash for failure to have sufficient authorized common shares to issue. The fair value of the stock options is periodically re-measured at each financial statement date for the duration that the options are outstanding. As a result, the Company has determined the fair value of the options as at December 31, 2010 to be $34,750 (2009 - $2,629).

Note 14

United States of America Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position.  The interpretation is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”.  This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements.  The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged.  The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

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In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”).  Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary.  SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged.  The Company does not believe SAB 108 will have a material impact on its financial position or results from operations.

In December 2006, the FASB issued FASB Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements”.  This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FASB No. 5, “Accounting for Contingencies”.  This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that re entered into or modified subsequent to December 31, 2006.  For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 31, 2006, the guidance in the FSP is effective January 1, 2006 for the Company.  The Company does not believe that this FSP will have a material impact on its financial position or results from operations.

On February 15, 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  SFAS No. 159 is effective for the Company’s financial statements issued in 2008.  The Company is currently evaluating the impact that the adoption of SFAS No. 159 might have on its financial position or results of operations.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance now codified as FASB Accounting Standards Codification (“ASC”) Topic 105, “Generally Accepted Accounting Principles” as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP, aside from those issued by the SEC. ASC 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The adoption of ASC 105 did not have a material impact on the Company’s consolidated financial statements, but did eliminate all references to pre-codification standards.

In May 2009, FASB issued ASC 855, Subsequent Events, which establishes general standards of for the evaluation, recognition and disclosure of events and transactions that occur after the balance sheet date. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of ASC 855 did not have a material effect on the Company’s consolidated financial statements.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its consolidated financial statements

Note 15

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  However, the accrued Dividends Payable on the re-categorized Preferred Shares are included.  During the three month Year-to-date period ended March 31, 2011, the Company recognized preferred share dividends payable of $141,664 (for the same period during 2010: $49,653).

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In addition to the regularly calculated preferred share dividends, the agreement calls for the compounding of the dividends payable annually, this is recorded in the fiscal Fourth Quarter.  During the Fourth Quarter’s three month period ending December 31, 2010 the Company recognized preferred share dividends payable of $148,320 (2009: $489,098).  The 2009 amount included the compounding of the outstanding interest for the 2009 fiscal year of $262,467.  It also included an additional amount of $175,875 previously unrecorded for the 2008 fiscal year.

Note 17

Management of Capital

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, to pursue the development of its business and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk.  In the management of capital, the Company includes the components of stockholders’ deficiency and preferred shares.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of.  As at March 31, 2011, with the exception of shortterm loans, the Company has not entered into any debt financing.

The Company is dependent on the related parties’ ability to provide capital and the existing sales to customers as its source of operating capital and the Company’s capital resources are largely determined by the strength of the airline market and by the status of the Company’s projects in relation to these markets, and its ability to compete for investor support of its projects.  The Company’s primary target market includes the Asian and Pacific Rim airlines.

The Company is not subject to any external capital requirements.

Note 18

Financial Instruments

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rate.  As at March 31, 2011, and as in all past fiscal periods, all of the Company’s cash is held in US dollars, the Company’s functional currency.  The Company has no significant currency risk associated with its operations.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.  The Company’s cash and receivables are exposed to credit risk.  The Company reduces its credit risk on cash by placing these instruments with institutions of high credit worthiness. The Company reduces its credit risk on accounts receivables by monitoring all accounts frequently.  As at March 31, 2011, the Company is not exposed to any significant credit risk.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Included in the loss for the period in the financial statements is interest income on US dollar cash. As at March 31, 2011, the Company’s cash is subject to or exposed to interest rate risk, however, this risk is not significant.

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Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company manages liquidity risk by maintaining sufficient cash balance to enable settlement of transactions on the due date. Accounts payable and accrued liabilities are current.  Primarily the Company addresses its liquidity through its close relationship with its related parties, and secondarily, through equity financing obtained through the sale of common shares and the exercise of stock options.

Note 18

Subsequent Events

Subsequent to the end of the Quarter, March 31, 2011 there were no subsequent events.  The Company has yet to complete the filing for submission to FINRA.  It is upon the approval of the filing that FINRA will affect the name change as approved at the October 1, 2010 Annual General Meeting.

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CREATOR CAPITAL LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

For the Quarter ended March 31, 2011

DATED: AS AT May 15, 2011

The following discussion and analysis, prepared as of May 15, 2011, should be read together with the Unaudited Consolidated Financial Statements for the three Month year-to-date Quarter ended March 31, 2011 and the with the audited financial statements and related notes and Management Discussion and Analysis for the year ended December 31, 2010, with the related notes, which are prepared in accordance with Canadian generally accepted accounting Principles (“Canadian GAAP”).  The business operations of Creator Capital Limited are conducted in United States Dollars and therefore, all amounts herein are stated in United States Dollars unless otherwise indicated.

Beginning with the Nine Month Year-to-date Quarter ended September 30. 2008, the Company’s financial documents are available on SEDAR at www.sedar.com.  All the Company’s United States of America Filings with the Securities and Exchange Commission are available on EDGAR.  Additionally, all these documents are available on the Company’s website at www.creatorcapital.com.

FORWARD LOOKING STATEMENTS

In the following discussion and description of the Company’s experiences during the past financial period, there are certain forward-looking statements.  They include, but no limited to, information pertaining to the Company’s financial and operating activities, plans and objectives of the and assumptions regarding the Company’s future performance.  Forward looking statements may include the words such as “anticipates”, “believes”, “continues”, “estimates”, “expects”, “indicates”, “intends”, “may”, “may impact”, “may increase”, “plans”, “suggests”, “should” and like expressions, or such future or conditional verbs as “will”, “should”, and “could”.  Such forward looking statements are based upon current expectations and various factors and assumptions.  As such, these forward looking statements are subject to risks and uncertainties.

Forward looking statements, by their nature, involve numerous assumptions.  Many factors that are beyond the Company’s and Management’s control may cause actual results to differ materially from any expectations expressed in such forward looking statements,  Such factors include, but are not limited to, the general and economic conditions in the various countries that the Company has clients and worldwide changes in economic and political conditions and legal developments as they may impact upon skincare and transportation legislation, the level of competition in the skincare and beauty industries, the occurrence of weather-related and other natural catastrophes, changes in the accounting standards and policies, both domestically in Canada and also worldwide, technological developments, unexpected changes in consumer spending and behavior, and Management’s ability to anticipate and manage the risks associated with these factors.  Please note the preceding list is only a summary and is not exhaustive of all possible influencing factors.  These and other factors must be considered carefully.  Any, all, or a combination, of such factors could cause the Company’s actual results to materially differ from the expectations opinioned in any and all forward looking statements.

Where the future may be contemplated, expectations assume a prolonged economic uncertainty that includes the declining global economy, as well as the declining economies of those countries in which the Company has clients, influenced by a declining cost of money, lower energy and commodity prices.

The Company does not provide any assurance that any of the forward looking statements will materialize.

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COMPANY

Creator Capital Limited ("CCL" or the "Company"), formerly known as Interactive Entertainment Limited ("IEL"), was incorporated pursuant to the laws of the Province of British Columbia on January 28, 1981 under the name Tu-Tahl Petro, Inc.  On May 10, 1990, the Company changed its name to Creator Capital Inc.  The Company was reincorporated through the continuance of its corporate existence from the Province of British Columbia to the Yukon Territory on July 15, 1992.  On January 23, 1995, the Company changed its name to Sky Games International Ltd. (“SGI”).  Effective February 22, 1995, the Company continued its corporate existence from the Yukon Territory to Bermuda as an exempted company under the Companies’ Act 1981 (Bermuda) (the “Bermuda Act”).  In June 1997, the Company changed its name to Interactive Entertainment Limited following consummation of a series of amalgamations.  Pursuant to a Special Resolution passed by shareholders at the September 19, 2000 Annual General Meeting, the Company changed its name to Creator Capital Limited.  At the 2010 Annual General Meeting the Shareholders approved a Special Resolution to change the name of the Company to Fireflies Environmental Limited.  Upon FINRA approving the Company’s filing the name change will be effected.

The Company is publicly quoted on the NASD Over the Counter Bulletin Board in the United States of America

BUSINESS OF THE COMPANY

CCL's business is focused on providing inflight gaming software systems and services by developing, implementing and operating a computer-based interactive video entertainment system of gaming and other entertainment activities on, but not limited to, the aircraft of international commercial air carriers.  The Company offers two suites of entertainment: Sky Play® - a catalogue of popular interactive amusement games, and Sky Games® an inflight Gaming system consisting of the more popular casino games.  CCL also provides customization services on all CCL software and assist clients in creating an alternative “non-ticket” based revenue stream.

Through to March 31, 2010, CCL’s activities continue to focus on 1) Continuing the redesign and development of the Sky Games® Inflight Gaming Software System.  2) Continuing the management and support of the Sky Play® Interactive Amusement Games business.  3) Seeking new and updated games for inclusion in the Sky Play® Interactive Amusement Games Catalogue.  Sky Play®, is currently used by Sri Lankan Airways.

The Product

1.

Sky Play®

Sky Play® PC Interactive Games offers airlines the choice of up to 19 amusement games.  Unlike Nintendo-style games, which are designed to keep the player challenged and interested over long periods of time, and which generally require player skill developed over a period of time, CCL has selected and developed the Sky Play® amusement games which have very simple rules, are already well known or easy to learn, and are very simple to play.  Games are licensed to airlines for a monthly license fee on a per game, per aircraft basis.

The U.S. Patent and Trademark Office granted CCL the following federal registrations;

November 5, 2002

“Sky Play®” Logo and name

July 8, 2003

“Sky Play® International”  “We Make Time Fly” and Design

2.

Sky Games®

The U.S. Patent and Trademark Office granted CCL the following federal registrations:

April 14, 1998

“Sky Games®” logo and the slogan "We Make Time Fly"

August 26, 2003

“Sky Games® International” “We Make Time Fly” and Design

February 21, 2006

“Casino Class”

July 4, 2006

“Casino Class” “We Make Time Fly” and Design

February 24, 2006

“Sky Casinos International”  “We Make time Fly” and Design

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The Industry

According to Boeing Company's 2010-2029 Current Market Outlook (“CMO”) annualized world GDP is forecast to grow at an average of 3.2% per year over the next 20 years beginning in 2008, an increase of 0.1%.  The report noted that, the total market potential for new commercial airplanes is 29,000.  Over the long term, CCL believes these forecasts represent a substantial market for In-flight Entertainment (“IFE”) systems and in-flight content over the long-term.  CCL’s financial performance is dependent on the environment in which its business operates.  During the second half of 2008, global economic growth slowed as the US entered a recession.  As the global economic growth entered the recession it was assumed it would slow market growth over the next couple of years.  However, the CMO noted during the first half of 2010 the industry rebounded with passenger traffic projected to rise 6.0% for that year.

Boeing has observed the resilience that global airline markets have shown over time is reflected in average annual passenger traffic growth of 4.9 percent and air cargo growth of 5.4 percent over the past 20 years. This growth was founded on world economic growth of 3.2 percent and further stimulated by liberalization of market regulations in many countries. Looking ahead over the next 20 years, the world economy is set to grow at 3.2 percent.

The introduction and acceptance of portable (non embedded or installed) IFE units is growing steadily.  The positive impact of these portable IFE units/systems is the trend towards lighter, less expensive IFE architecture, with the focus of such architecture being the individual seating area of each passenger.  Boeing has found that there is a shifting balance toward smaller twin-aisle airplanes in the future is driven by passengers who prefer to travel directly between their points of origin and destination.

Looking ahead, the Asia-Pacific, Latin America and Africa regions’ traffic are growing at the fastest rates of 6.9%, 6.4% and 6.4% respectively.  Boeing’s CMO 2009 predicts that the Asia-Pacific (including within China) will become the largest internal market over the next 20 years, overtaking the market within North America.  Markets in Asia-Pacific have powerful combinations of large economies, rapid economic growth, and liberalizing markets.  These figures are a positive factor in CCL’s continuing strategy for initially targeting airlines in the Asia Pacific region.

Regional traffic trends are an important factor in CCL’s marketing strategies.  According to the Boeing CMO annual passenger traffic will grow by 7.1% in the Asia Pacific region; 6.0% in the Middle East; 2.8% within North America; 4.1% within Europe; 7.1% within Latin America; 5.7% in Africa.  IMDC also states that key growth markets will be China and India.  However, the longer haul, twin aisle market will remain the focus for CCL’s Sky Games.

An observation by Sally Gethin in her March 2007 article in Aircraft Interiors International “All bets are off?” confirms CCL’s research and conclusions regarding the potential of Gaming on International airlines:  She states that gaming is a numbers game:  “Gambling over existing airline IFE systems could provide phenomenal returns for airlines – higher even than existing games offered on board according to research conducted by IMDC, which provides forecasting and surveys for airlines and IFE manufacturers.”

Gethin also quotes the 1995 Department of Transportation report to the US Congress, which CCL has already utilized in its research and quoted in many of its forecasts.  The report states that potential earnings of US$1 million per aircraft per annum are indeed possible.  Any airline with an Atlantic and Pacific fleet numbering 267 aircraft (average size of US international and national airline fleets at the time) could therefore recoup a gross of US$267 million a year.

Gethin also mentions CCL in the article under its former name; “During the 1990s, a company called IEL offered low stakes in-flight gambling to the international airline business and worked with Singapore Airlines to install the necessary software. This was short-lived due to incompatibility issues with the software and the IFE hardware, which impacted upon reliability.”  Such incompatibilities no longer exist.  Technology has improved to the point of offering not only much more sophisticated, embedded hardware, but also the very viable option of portable units.  Such portability echoes of CCL’s initial concept of a portable gaming device, which could be issued on the aircraft in exactly the same manner as the portable IMS Pea in the Pod and the DigePlayers are issued today.

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Competition

There are currently four companies supplying the in-flight interactive PC games marketplace:  Creator Capital, DTI, Nintendo, and Western Outdoor Interactive.  Creator is a distant fourth in the industry.

IMDC reports that there are three main types of interactive software packages offered by games suppliers; games; gambling software, and educational software.  Not all suppliers supply in all three areas.  CCL currently offers games and gambling software.

Market and Marketing

In the very competitive airline market, airlines are seeking a distinctive, competitive edge to attract and retain paying customers.  Entertainment and service systems form a part of the airlines’ current business strategy.  CCL believes that the principal benefit of its product to the airlines is the ability to enhance entertainment offerings to passengers.  IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines.  The target market for Sky Play® has been domestic and foreign airlines, which have committed to the purchase of, or already have installed IFE systems.

CCL's primary target market remains the Asian and Pacific Rim airlines whose passengers, with certain exceptions, generally have a broad cultural acceptance of gaming.  The Company also believes that the Latin American markets also hold significant potential.

CCL believes that the principal benefits of its product to the airlines will be passenger satisfaction and airline participation in a potential alternate “non-ticket” revenue stream.  IFE systems are capital intensive; however, providing passenger service and comfort, especially for first and business class travelers, is a major area of competition for airlines. The Company believes that new methods of increasing revenues while providing a high level of service will be seriously considered by the airlines; however, there can be no assurance that in-flight gaming will be among the alternatives considered by airlines.  Although the system is designed for gaming using currency, the system could be adapted to "pay-for-play" mode in those circumstances where gaming utilizing currency is not legal and that a system utilizing frequent flyer credits and other rewards can be integrated as part of the gaming program.

CCL expects to derive its income from a split of gaming revenues with the airline.  The Company does not anticipate selling its gaming products in order to generate revenue.  Airlines will receive a percentage of net revenue generated by Sky Games® on their respective flights. Passenger payouts and certain direct operating costs will be deducted from revenue and the "win" will be split on a negotiated basis.  Airlines have utilized similar revenue-sharing arrangement with other product/service providers, such as in-flight communication companies (e.g. GTE Airfone).  CCL would provide certain training, banking, accounting and administrative functions.  The airline will provide the aircraft, the equipment, the passengers and in-flight personnel.

CCL is currently reviewing its future strategies in the airline market by researching and evaluating the process of developing several new games for the Sky Play® PC Interactive Games Catalogue, while updating some of the current games.  This will enable CCL to offer current client fresh material, while affording an opportunity to re-visit previous clients and potential new clients.    CCL is also currently re-evaluating and redesigning the Sky Games®®   In-flight Gaming System in order to ensure its smooth integration in to the newer, more sophisticated IFE hardware platforms being developed an introduced to the Airline Industry today.

Major Customers

The Company’s Sky Play® customer is Sri Lankan Airways.

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The World Economy

As with all businesses selling products during these current unstable economic times, the short-term will be very challenging.  Economic forecasts are being constantly challenged with the slow and erratic effort of the Worldwide Economy to recover from the Recession.  Being involved in the airline industry, with its volatile economic fluctuations, the period of time it takes for the Global economy to climb out of the Worldwide Recession may be longer than the Company’s business can financially survive.  With all of Revenues generated in the Asian Region, the Company’s business is subject to that volatile region’s ability to recover.

DISCUSSION OF OPERATION AND FINANCIAL CONDITION

First fiscal Three Month Quarter Period Ended March 31, 2011 with comparatives to the Last fiscal Three Month Quarter Period Ended December 31, 2010

REVENUES

Revenue consists of fees generated from the licensing of the Sky Play® PC based amusement games to the Airline Industry. Airline clients install the games on their inflight entertainment systems (IFE) as part of the inflight entertainment offered to passengers.  Operations revenue for the First three months Quarter period ended March 31, 2011 was $1,750 compared to $3,500 for the Last fiscal Three Month Quarter Period Ended December 31, 2010.  One of the Company’s clients, Jalux (Japan Airlines), has retired all their older airplanes o n which the Sky Play games were installed..  This was a result of their financial restructuring under the Japanese bankruptcy regulations.

ADMINSTRATIVE COSTS

GENERAL AND ADMINISTRATION

	3 month Quarter ended March 31, 2011	3 month Quarter ended March 31, 2010	3 month Quarter ended December 31, 2010

Administration	7,763	7,125	8,160
Bank Charges & Interest	3,287	1,197	8,958
Filing Fees & Dues	1,665	1,869	6,042
Investor Relations	487	121	1,486
Office	3,393	3,145	3,377

TOTAL GENERAL AND ADMINISTRATION	16,595	13,457	28,023

General and administrative expense has decreased to three months Year-to-date Quarter period ended March 31, 2011 expense of $16,595 from the three months Quarter period ended December 31, 2010’s expense of $28,023.  Filing Fees were higher during the last Quarter of the previous year.  During that Quarter, additional filing costs were incurred finalizing the amendments to the December 31, 2009 Form 20F and its filings.  Also, the remainder in the Prepaid account for the Canadian SEDAR filing fees and the Bermuda Corporate fees were expensed for the year.

CONSULTING

Consulting and services expenses remained the same at $10,500 for both Periods.

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LEGAL

The Legal expense for the three months First Quarter period ended March 31, 2011 was $nil.  Without the Lawsuit incurring costs and the lull in maintenance of the Company’s branding copyrights, there were no legal costs during the three months First Quarter period ended March 31, 2011   March 31, 2010.  The three months Fourth Quarter period ended December 31, 2010’s legal costs of $9,810.00 reflected the legal work for the Annual Meetings and the Special Resolutions pertaining to the name change.

SALES AND MARKETING COSTS

The Marketing expense for the three months Year-to-date Quarter period ended March 31, 2011 was $175 compared to $173 for three months Fourth Quarter period ended December 31, 2010.

RELATED PARTY TRANSACTIONS

For the Period the aggregate compensation paid or accrued by the Company and its subsidiaries to any and all directors and officers was $nil.

A company controlled by management of the Company provides consulting services to the Company.  During the three months year-to-date period ended March 31, 2011, the Company incurred $10,500 ($10,500 for same period in 2010) in consulting fees and $451 ($451 for the same period in 2010) in expense reimbursements.  During the three months Final Fiscal Quarter period ended December 31, 2010, the Company incurred $10,500 ($10,500 for same period in 2010) in consulting fees and $507 ($786 for same period in) in expense reimbursements.  Included in the Account Payable accounts is $128,831 representing outstanding fees and reimbursements.

A company controlled by management of the Company formerly provided consulting services and incurred expense reimbursements.  Included in the Accounts Payable account is $71,914 representing outstanding fees and reimbursements.

A company controlled by management of the Company provides accounting and administrative services to the Company.  During the three months First Fiscal Quarter period ended March 31, 2011 the Company incurred $6,000 ($same period in 2010) for such accounting and administrative services, and $2,167 ($2,036 for the same period in 2010) in expense reimbursements.  During the three months Final Fiscal Quarter period ended December 31, 2010, the Company incurred $6,000 ($6,000 for same period in 2010) for such accounting and administrative services, and $2,141 ($1,778 for same period in 2010) in expense reimbursements.  Included in the Account Payable accounts is $121,475 representing outstanding fees and reimbursements.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2011, the Company had a working capital deficit of $7,049,104 (2010: $6,323,912).  The moving of the Preferred Share amount from Equity to the current Liability designation has contributed to this deficit.  The Company had negative cash flow from operations during the three months Year-to-date Quarter period ended March 31, 2011 of $5,254.  The diminishing revenue has been sufficient to provide the necessary funds for marketing, for continued development of the Company's products but not adequate to fund payment of the Company's dividend obligations on outstanding preference shares.  The Company negotiated a restructuring and reduction of certain amounts owed to two of its largest creditors and to a best effort deferred payment plan on these obligations.  One of the Notes Payable creditors completed their bankruptcy with total liquidation. Despite the Company’s efforts with the Receiver they ended up with a judgment against the Company.  To date, no further correspondence has been received.  Due to the operating losses of the past years, the Company’s continuance as a “going concern” is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation.  It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operations in its current business activities.

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CAPITAL FINANCING

There were no capital financings during the period.  All operations and expenses were funded by the cash flow generated by revenues and accounts payable.

SUMMARY OF QUARTERLY RESULTS

Quarter Ended	Revenue	Net Profit (Loss)before Extraordinary Items	Net Profit (Loss)	Net Loss Per Share
December 31, 2008 12 months	$55,160	$(583,714)	$(583,714)	$(0.01)
March 31, 2009 3 months	$14,020	$(43,626)	$(43,626)	$(0.001)
June 30, 2009 6 months	$29,790	$(111,435)	$(111,435	$(0.002)
September 30, 2009 9 months	$43,730	$(191,934)	$(191,934)	$(0.002)
December 31, 2009 - 12 months	$59,387	$(518,023)	$(518,023)	$(0.006)
March 31, 2010 - 3 months	$13,000	$(67,640)	$(67,640)	$(0.0009)
June 30, 2010 - 6 months	$21,900	$(296,474)	$(296,474)	$(0.0034)
September 30, 2010 - 9 months	$29,050	$(457,936)	$(457,936)	$(0.0052)
December 31, 2010 - 12 months	$32,550	$(648,210)	$(648,210)	$(0.0074)
March 31, 2011 - 3 months	$1,750	$(173,234)	$(173,234)	$(0.0012)

CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, CCL adopted the CICA Handbook Sections:

#1530 – Comprehensive Income

#3251 – Equity

#3855 – Financial Instruments – Recognition and Measurement

#3861 – Financial Instruments – Disclosure and Presentation

#3865 – Hedges.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events form   non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Section 3855 prescribes when a financial asset, liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under difference circumstances.  Financial instruments must be classified into one of these five categories:

-  Held for trading

-  Held to maturity

-  Loans and receivables

-  Available for sale financial assets

-  Other financial liabilities

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All financial instruments, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, held to maturity investments and other financial liabilities, which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows:

-

Held for trading financial assets are measured at fair value, and changes in fair value are recognized in net earnings;

-

available for sale financial instruments are measured at fair value, with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, CCL designated its accounts receivable as loans and receivable, and accounts payable and accrued liabilities as other financial liabilities, which are measured at amortized cost.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements.  Hedge accounting enables the recording of gains, losses, revenue and expenses form derivative financial instruments in the same period as for those related to the hedged item.

The adoption of these Handbook Sections had no impact on opening deficit.

On June 1, 2007 the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs (“EIC-166”).  This EIC address the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classification as other than held for tranding.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held for trading, but permits a different policy choice for financial instruments that are not similar.  The Company has adopted EIC-166 effective December 31, 2007, and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement.  The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

In July 2006, the Accounting Standards Board (“AcSB”) issued a replacement of The Canadian Institute of Chartered Accountants’ Handbook (“CICA Handbook”) Section 1506, Accounting Changes.  The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively, unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements.  The adoption of Section 1506 did not have a material impact on the 2007 financial statements.

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards:

-  Section 1535, Capital Disclosures

-  Section 3862, Financial Instruments – Disclosures

-  Section 3863, Financial Instruments – Presentation

These standards are effective for interim and annual financial statements for the Company’s reporting period beginning on December 1, 2007.

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Section 1535 specifies the disclosure of:

i)

an entity’s objectives, policies and processes for managing capital

ii)

quantitative data about what the entity regards as capital

iii)

whether the entity has complied with any capital requirements; and

iv)

if it has not complied, the consequences of such non-compliance

The new Sections 3862 and 3863 replace Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

Financial Statement Concepts

Effective January 1, 2009 the Company adopted the amendments to the guidelines of CICA Handbook Section 1000. It has been amended to focus on the capitalization of costs that meet the definition of an asset and de-emphasizes the matching principle.  The revised requirements are effective for annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company adopted the new standards for the fiscal year beginning January 1, 2009.

Goodwill and Intangible Assets

The Canadian Accounting Standards Board (“AcSB”) issued CICA Handbook Section 3064 which replaces Section 3062, “Goodwill and Other Intangible Assets”, and also replaces Section 3450, “Research and Development Costs”.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  The Standards in Section 3062 remain unchanged.  The Section 3064 applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008.  Accordingly, the Company adopted the new standards for the fiscal year beginning January 1, 2009

The Company is currently assessing the impact of these new accounting standards on its financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, AcSB published a new strategic plan that will significantly affect financial reporting requirements for all reporting Companies, including this Company.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February, 2008, the AcSB announced that the year 2011 is the changeover year for publicly-listed companies to use IFRS, replacing Canadian GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 20011.  The transition date of January 1, 2011 required the restatement of comparative purposes of amounts reported by the Company for the year ended December 31, 2011.

FINANCIAL INSTRUMENTS

To date, with the exception of Accounts Receivable, Payables and Notes Payable, the Company did not make use of any financial or other instrument for any other purpose.  Therefore, the Company is not exposed to the risks associated with such instruments. With the exception of the Balance Sheet classifications of Accounts Receivable, Payables and Notes Payable, there is no financial statement classification that includes such instruments. With the exception of Interest expenses, there is no income, expense, gain or loss associated with such instruments recorded anywhere in the Company’s financial records nor included in the Company’s financial statements.

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The Company has not engaged, nor does it engage, in any off-balance sheet arrangements such as: obligations under guarantee contracts, a retained or contingent interest in assets transferred to an unconsolidated entity, any obligation under derivative instruments or any obligation under a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company or that engages in leasing, hedging or research and development services with the Company.

OUTSTANDING SHARE DATA

For the three month year-to-date period First Quarter ended March 31, 2011, the Company did not issue any securities.

a)

COMMON SHARES

	COMMON SHARES	VALUE

Balance, December 31, 2010	87,467,288	874,673

Issuance during the period	0	0

Balance, March 31, 2011	87,467,288	874,673

Balance, May 15, 2011	87,467,288	874,673

b)

OPTIONS

By agreements dated April 6, 2007, the Company granted 6,950,000 stock options to directors, officers and consultants of the Company entitling the holders thereof the right to purchase one common share of the Company for each option held at $0.25 per share.  The stock options vested on the grant date of April 6, 2007 and expire on April 6, 2012

BOARD OF DIRECTORS

As of March 31, 2011, and as at the date of this Document, the following are the Members of the Board of Directors:

Deborah Fortescue-Merrin Anthony Clements Anastasia Kostoff-Mann

THE OFFICERS

As of March 31, 2011, and as at the date of this Document, the following are the Company Officers:

Deborah Fortescue-Merrin Shoshana Williams	- President - Secretary

SUBSEQUENT EVENTS

Subsequent to the end of the Quarter, March 31, 2011 there were no subsequent events.  The Company has yet to complete the filing for submission to FINRA.  It is upon the approval of the filing that FINRA will affect the name change as approved at the October 1, 2010 Annual General Meeting.

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